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 CONTACTS:

 Thomas M. Daly, Jr.        Nigel D. Muir             Investor Relations
 Roy Winnick                Praxair, Inc.             Scott S. Cunningham
 Kekst and Company          203-837-2240              Praxair, Inc.
 212-593-2655                                         203-837-2073


             PRAXAIR AMENDS CASH TENDER OFFER TO $33 PER SHARE


DANBURY, Conn., December 28, 1995 -- Praxair, Inc. (NYSE: PX) today announced that its cash tender offer for all the outstanding common shares of CBI Industries, Inc. (NYSE: CBI) has been increased from $32 net per share to $33 net per share, in accordance with the terms of the previously announced merger agreement between Praxair and CBI. The tender offer is scheduled to expire at midnight Eastern time on Thursday, January 11, 1996, unless extended.


The complete terms and conditions of the offer are set forth in the "Offer to Purchase" and the Supplement thereto dated December 28, 1995, copies of which are available by contacting the Information Agent, Morrow & Co., Inc. at 1-800-662-5200.


As of the close of business on December 27, 1995, 12,933,232 CBI shares had been tendered and not withdrawn pursuant to the tender offer.


CS First Boston Corporation is the Dealer Manager for the tender offer.


Praxair is the largest industrial gases company in North and South America, and one of the largest worldwide, with 1994 sales of $2.7 billion. The company produces, sells and distributes atmospheric, process and specialty gases, and high-performance surface coatings. Praxair is a leader in the commercialization of new technologies that bring productivity and environmental benefits to a diverse group of industries.


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